July 5, 2022

VIA E-MAIL

Elisabeth Dahl
Secretary
Peak Income Plus Fund
225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246

Re:    Peak Income Plus Fund
       File Nos. 333-265380, 811-23808

Dear Ms. Dahl:

       On June 2, 2020, you filed an initial registration statement on Form N-2 on behalf of Peak
Income Plus Fund (the    Fund   ). Our comments are set forth below. Where a
comment is made
with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

General

1.      We note that portions of the filing, including the Fund   s financial
statements, are
incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

2. Please tell us if any test the waters materials have been presented to potential investors in connection with this offering. If so, please provide us with copies of such materials.

3. Please supplementally explain if you have received exemptive relief or submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement, including with respect to (1) the multi-class structure of the Fund, (2) the distribution fees, and (3) transactions with certain affiliates.
Cover Page

4.     Under    Investment Objective,    limit this section to the Fund   s
objective. Move the
discussion regarding the Fund   s strategy, beginning with    through a
concentrated alternative
investment approach,    to the Investment Strategy section.
 Elisabeth Dahl
July 5, 2022
Page 2


Prospectus Summary

Investment Strategies (page 1)

5. The disclosure in this section focuses on the types of investments the Fund will make, but provides no insight into how the Adviser will research and select investments or construct the
portfolio as a whole. Please consider revising to explain the Adviser   s
strategies and process
rather than solely listing investment types.

6.     Explain, clearly and in plain English, how the Fund   s investments in
structured notes will
operate, with specific examples of the type of structured notes in which the Fund will invest, including the size of potential losses, down-side protection, or limitations on potential returns under different scenarios. Address the types of underlying exposures you will focus on and specify whether such notes will contain embedded leverage features. Clarify particular terms
such as "observation date," "50% barrier," "upper limit," and    drawdown.
Provide a clear
example of how the triggering thresholds of these instruments will work. Please ensure your example is representative of your intended strategy.

7. To help investors understand your strategy, please clarify how the structured notes you
invest in are designed to help you achieve your objective of    risk-adjusted
returns with low to
moderate volatility and low correlation to the broader markets.

8. Please clarify the types of entities that typically issue the notes that the Fund intends to invest in. To the extent that the note issuers present credit, sector, or other risks, please clarify how the Adviser will consider such factors in its investment process and update risk disclosure as necessary.

9.      In the second paragraph on page 6, the disclosure states that    the
Fund may borrow for
investment purposes.    To the extent known, discuss the level of leverage that
the Fund
anticipates incurring.

Leveraging Risk (page 2)

10. Customize this risk factor to discuss how the Fund, in particular, will employ leverage.
To the extent leverage will be implicit in the structure of the structured notes, discuss in more detail how and the extent to which the notes will create such leverage.

11. To the extent borrowing to purchase investments will be a principal strategy of the Fund, discuss briefly in the Investment Strategy section the anticipated extent of leverage.

12. Please disclose that the management fee payable to the Adviser will be higher when the
Fund uses leverage than when it does not use leverage and that the Adviser: 1) has a financial incentive to use leverage; and 2) will have a conflict of interest in determining whether to use or
 Elisabeth Dahl
July 5, 2022
Page 3


increase the use of leverage for the Fund. Please also explain how the Adviser expects to manage this conflict of interest.

Tax Risk (page 3)

13. Please explain supplementally whether there are particular investments or aspects of the portfolio construction that will subject the fund to heightened risk that it may fail to meet the conditions of Subchapter M of the IRC.

Summary of Fund Expenses (page 3)

14. We note that the early withdrawal charge applies as much as 24 months after the initial purchase. Please explain supplementally how this "is reasonably intended to compensate the company for expenses directly related to the repurchase." See Rule 23c-2(b)(1).

15. The disclosures throughout the prospectus indicate that the Fund may incur leverage for investment purposes. To the extent the Fund intends to do so in its first year after effectiveness of the registration statement, provide an estimate in the table of the expected interest expense or cost of leverage.

16.     We note your statement that the structured notes you invest in    may
be considered hybrid
instruments as they may exhibit features of both fixed income securities and
derivatives.    The
example you provide indicates repayment on certain notes may be contingent on the occurrence or non-occurrence of certain events and that some notes may contain embedded leverage features. Please tell us how you are considering rule 18f-4 under the Investment Company Act with respect to the various types of notes you will invest in.

Other Information Regarding Investment Strategy (page 6)

17. Under Investment Objectives and Strategies, the disclosure states that the Fund may take temporary defensive positions and invest in cash equivalents, government securities or other short-term fixed income securities. Please disclose that taking a defensive position may not be
possible given the illiquid nature of the Fund   s investments.

Fund Expenses (page 11)

18. If organizational expenses will be paid out of Fund assets, please so disclose, including how will they be amortized and over what period. See Item 9.1.f of Form N-2.
 Elisabeth Dahl
July 5, 2022
Page 4


Statement of Additional Information

Fundamental Policies (page 2)

19. Clarify the fund's fundamental policy with respect to "concentrating investments in a particular industry or group of industries." See Section 8 of the Investment Company Act.

20.      With respect to the Fund   s concentration policy, please consider
whether the Fund   s
economic exposures to the notes    issuers results in the Fund being
concentrated in an industry
and, if so, please revise the policy accordingly.

Involuntary Repurchases (page 8)

21. Please clarify this section to note that any such redemption will be conducted consistently with the requirements of rule 23c-2 under the Investment Company Act.
Part C: Other Information

Item 15. Financial Statements and Exhibits

22.    Please file the finalized exhibits once they are available.

Declaration of Trust

Article V, Section 6. Derivative Actions

23. We note that this provision that permits a shareholder to bring an action only if (1) s/he makes a pre-suit demand upon the Board to bring the subject action, and (2) the Board is given a
   reasonable amount of time    to consider and investigate the request. Please
disclose these
provision in an appropriate location in the prospectus.

24. We note that this provision that permits a shareholder to bring an action only if (1) shareholders holding at least 10% of the shares of the Trust join in the request, and (2) the shareholder making a pre-suit demand on the Board undertakes to reimburse the Fund for the expense of any advisors the Board hires in its investigation of the demand in the event that the
Board determines not to bring the action. Please revise the provision in the organizational document to state that the provision does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the prospectus the provision and that the provision does not apply to claims arising under the federal securities laws.

Article IX, Section 11. Exclusive Delaware Jurisdiction

25. Please revise the provision in the organizational document to state that the provision does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the prospectus the provision and corresponding risks of such a provision
 Elisabeth Dahl
July 5, 2022
Page 5


even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum) and that the provision does not apply to claims arising under the federal securities laws.

                                              *   *   *

         Responses to this letter should be made in a letter to me filed on EDGAR. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

        Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Fund and its underwriter must request acceleration of the effective date of the registration statement.

       In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

       Should you have any questions regarding this letter, please feel free to contact me at
(202) 551-3250.



Sincerely,

                                                                     /s/
Raymond A. Be

                                                                        Raymond
A. Be

Attorney-Adviser


cc:    Jay Williamson
       Cassandra W. Borchers, Esq., Thompson Hine LLP